Mail Stop 3010

October 13, 2009

VIA U.S. MAIL AND FAX (608)661-4701

Mr. James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc
122 West Washington Avenue
Madison, Wisconsin 53703

> **Re: Great Wolf Resorts, Inc**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 15, 2009**
> **File No. 000-51064**

Dear Mr. Calder:

We have reviewed your response letter dated September 4 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.   We note your response to comment 2. In future filings, in addition to identifying each of these material properties, please break out separately the occupancy rates and ADR for each of these properties.

        Please respond to the comment included in this letter within ten business days. Please submit your response on EDGAR. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Angela McHale, Staff Attorney at (202) 551-3402 or Paul Fischer, Attorney Advisor at (202) 551-3415 with any other questions.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief